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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 0-18863

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [x] Form 10-Q
                               [ ] Form N-SAR

                    For the Period Ended: September 30, 2000
                                         -------------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: ARMOR HOLDINGS, INC.
Former name if applicable:


Address of principal executive office  1400 MARSH LANDING PARKWAY
City, state and zip code                    JACKSONVILLE, FLORIDA 32250

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       |  (a)      The reasons described in reasonable detail in Part III of
       |           this form could not be eliminated without unreasonable effort
       |           or expense;
       |  (b)      The subject annual report, semi-annual report, transition
       |           report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[x]    |           thereof will be filed on or before the 15th calendar day
       |           following the prescribed due date; or the subject quarterly
       |           report or transition report on Form 10-Q, or portion thereof
       |           will be filed on or before the fifth calendar day following
       |           the prescribed due date; and
       |  (c)      The accountant's statement or other exhibit required by Rule
       |           12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has recently undergone a significant restructuring of the financial accounting, reporting and control functions of its ArmorGroup Services division, by relocating many of such functions previously performed at various of its locations and subsidiaries to its ArmorGroup Services division's headquarters in London. The restructuring has required significant devotion of resources by both the registrant and its auditors and has significantly increased the burden on the available resources at the registrant's ArmorGroup Services division's headquarters and on its auditor's London office. The registrant has also recently consummated a number of acquisitions and management, in addition to executing the aforementioned restructuring and their regular quarter end reports, is in the process of consolidating and integrating different reporting systems into the registrant's financial reporting system. The aforementioned issues have significantly increased the burden on the registrant and its auditors in preparing and reviewing its quarterly financial statements. The registrant's quarterly report will be filed with the Commission within 5 calendar days following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Robert R. Schiller                   (904) 741-5400
                (Name)                        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  x  Yes     No
                    ---     ---

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  x  Yes    No
                 ---     ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations for the quarter ending September 30, 2000 includes significantly higher revenue and significantly higher expenses than the corresponding period for the last fiscal year based in part upon various acquisitions consummated since the corresponding period for the last fiscal year. The Company results includes a significant reduction in net income based in part on certain non-recurring charges. For more information, see the Company's earnings release which was released on November 14, 2000.

                              Armor Holdings, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000         By: /s/ Robert R. Schiller
                                   -----------------------
                                   Robert R. Schiller, Executive Vice President, Chief Financial Officer

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).